EXHIBIT 21

SIGNIFICANT SUBSIDIARIES OF SUPERNUS PHARMACEUTICALS, INC.

Name of Subsidiaries	Jurisdiction of Organization
Sage Therapeutics, LLC	Delaware
Sage Securities Corporation	Massachusetts
MDD US Enterprises, LLC	Delaware
MDD US Operations, LLC	Delaware
Adamas Pharmaceuticals, LLC	Delaware
Adamas Operations, LLC	Delaware
Adamas Holdings, LLC	Delaware
Biscayne Neurotherapeutics, Inc.	Delaware